Exhibit 5.2

K&L Gates LLP
110 Cannon Street
London EC4N 6AR
T +44 (0)20 7648 9000
F +44 (0)20 7648 9001	www.klgates.com

China Architectural Engineering, Inc. 105 Baishi Road Jiuzhou West Avenue Zhuhai 519070 People’s Republic of China	Our ref 1005575.00202
29 September 2008

Dear Sirs

CHINA ARCHITECTURAL ENGINEERING, INC.

We are English legal advisers to China Architectural Engineering, Inc. (a company incorporated under the laws of Delaware with registration number 3779089) (the "Issuer") in connection with the registration on the Form S-1 (File No. 333-150832) (the “Registration Statement”) under the U.S. Securities Act of 1933, as amended (the “Securities Act”) of US$20,000,000 12% convertible bonds due 2011 (the “Bonds”) and 300,000 warrants expiring 2013 (the “Warrants”). The Bonds and Warrants were issued pursuant to:

(a)	a Subscription Agreement dated 2 April 2008 (the "Subscription Agreement");

(b)	the Paying and Conversion Agency Agreement;

(c)	the Trust Deed;

(d)	the Warrant Agency Agreement;

(e)	the Warrant Instrument;

(f)	the form of the Global Certificate as contained in Schedule 2 of the Trust Deed;

(g)	the Agreement to Amend the Trust Deed dated 17 September 2008;

(h)	the Amended and Restated Trust Deed dated 17 September 2008; and

(i)	the Amended and Restated Paying and Conversion Agency Agreement dated 29 September 2008;

each dated, unless otherwise noted above, as of 15 April 2008 (the "Transaction Documents").

You have requested our opinion as to the matters set forth below in connection with the Registration Statement. We note that certain opinions concerning the Warrants and Bonds are addressed in the opinion letter of K&L Gates LLP (Los Angeles Office), located at 10100 Santa Monica Boulevard, 7th Floor, Los Angeles, California, 90067, U.S.A., dated 29 September 2008 (the “K&L Gates US Opinion Letter”), which is being separately provided to you and is included in the Registration Statement as Exhibit 5.1. This opinion letter does not address any matter that is the subject of the K&L Gates US Opinion Letter. Expressions defined in the Subscription Agreement have the same respective meanings when used in this opinion.

K&L Gates LLP is a limited liability partnership registered in England and Wales under number OC309508 and is regulated by the Solicitors Regulation Authority. Any reference to a partner in relation to K&L Gates LLP is a reference to a member of that LLP. A list of the names of the members and their professional qualifications may be inspected at our registered office, 110 Cannon Street, London EC4N 6AR, England. A reference to any office other than our London and Paris offices is a reference to an office of an associated firm.

Page No. 2  / China Architectural Engineering, Inc.
29 September 2008

1.	Documents

For the purposes of this opinion, we have examined only the following:

(a)	a copy of the Transaction Documents in the form signed by the parties to them; and

(b)	a fact certificate dated 29 September 2008 from the chief executive officer of the Issuer (the “Fact Certificate”) as to certain matters of fact that are material to our opinion.

2.	Assumptions

For the purposes of this opinion we have assumed without investigation:

(a)	the authenticity and completeness of all documents submitted to us as originals or copies, the genuineness of all signatures and the conformity to original documents of all copies;

(b)
the capacity, power and authority of each of the parties (except the Issuer) to enter into each of the Transaction Documents and to exercise its rights and perform its obligations under each of the Transaction Documents;

(c)
that each party (except the Issuer) to each of the Transaction Documents took all necessary corporate action to authorise the execution of each of the Transaction Documents and the exercise of its rights and performance of its obligations thereunder;

(d)
that the Bonds and Warrants have not been offered, and shall not be offered, in the United Kingdom or elsewhere in breach of UK laws or regulations, or other laws or regulations, concerning the offer of transferable securities;

(e)	the due execution and unconditional delivery of each of the Transaction Documents, in compliance with all requisite corporate authorisations, by each of the parties (other than the Issuer) to it;

(f)
that the choice of English law to govern each of the Transaction Documents was made for bona fide purposes and is not contrary to (i) public policy in any relevant jurisdiction, except England and (ii) the rules of private international law as applied by the English courts;

(g)
that there are no provisions of the laws of any jurisdiction outside England which have been contravened by the execution, delivery or performance of any of the Transaction Documents and that, in so far as any obligation under any of the Transaction Documents falls, or has fallen, to be performed in any jurisdiction outside England, its performance has not been, and will not be, illegal or adversely affected by virtue of the laws or regulations of, or applicable in, that jurisdiction; and

Page No. 3  / China Architectural Engineering, Inc.
29 September 2008

(h)
that the statements and confirmations given in the Fact Certificate were true when given and remain true and that there is no matter not referred to in the Fact Certificate which would make any of the information in the Fact Certificate incorrect or misleading.

3.	Opinion

Based upon and subject to the foregoing, and subject to the reservations mentioned below, we are of the opinion that the Bonds, Warrants, and Transaction Documents constitute valid and legally binding obligations of the Issuer enforceable against the Issuer in accordance with their respective terms.

4.	Reservations

Our reservations are as follows:

(a)
we express no opinion in this letter as to fact or as to any law other than English law in force at, and as interpreted at, the date of this opinion. In particular, we have not investigated or considered the laws of the United States of America (including, without limitation to the aforesaid, the Trustee Indenture Act of 1939), nor of any state (including Delaware and New York) or district thereof nor the laws of any other jurisdiction of incorporation or residence of any of the parties to the Transaction Documents for the purpose of this opinion or in connection with any of the Transaction Documents or the transactions contemplated by them. With respect to the opinion set forth above and to the extent applicable, we have relied upon the K&L Gates US Opinion Letter as to matters of Delaware Law. We have not investigated or considered the rules or requirements (whether in respect of filings, reporting or otherwise) of any non-UK regulatory body (including without limitation, the SEC) or any securities exchange (including without limitation, AMEX) for the purposes of this opinion and we have made no investigation (whether by search or other enquiry) into the constitution, capital structure, affairs or status of any party (including the Issuer) to any of the Transaction Documents and, without limiting the generality of our other reservations, we express no opinion on the Trustee Indenture Act of 1939 or its effect on any of the Transaction Documents and we assume that nothing therein affects the opinion expressed in this letter;

(b)	we express no opinion as to any document other than the Transaction Documents;

(c)	we express no opinion on money laundering requirements;

(d)
the expression "valid and legally binding" in paragraph 3 above means that the obligations expressed to be assumed under the Transaction Documents are of a type which the English courts will treat as valid and binding. It does not mean that these obligations will necessarily be enforced in all circumstances in accordance with their terms, as to which reference is made to the other reservations expressed in this letter;

Page No. 4  / China Architectural Engineering, Inc.
29 September 2008

(e)
any enforcement of the obligations of the Issuer under any of the Transaction Documents in proceedings before an English court would be by way of grant of a remedy in the event of a breach of those obligations. The nature and availability of the remedies provided by an English court would depend on the circumstances. These remedies, including an order by the court requiring the payment of damages or the payment of a sum due, would be available subject to the legality of purported limitations and exclusions of liability, principles of law, and equity and procedure of general application. Some remedies including an order by the court requiring specific performance of an obligation or the issue of an injunction would be entirely within the discretion of the court. Remedies may also be subject to rights of set off or counterclaim. The possibility of obtaining any remedy would be lost if proceedings were not to be commenced within certain time limits;

(f)
the obligations of the Issuer under the Transaction Documents are subject to any laws from time to time in effect relating to administration, bankruptcy, insolvency, liquidation, reorganisation and any other law or other legal or equitable remedies affecting generally the enforcement of creditors' rights;

(g)
an English court would not give effect to obligations of the Issuer if any amount expressed as being payable under the Transaction Documents were a penalty or in the nature of a penalty (and this may cover any requirements for interest which is payable on default at a rate deemed to be penal);

(h)
any question as to whether or not any provision of any agreement or instrument which is illegal, invalid, not binding, unenforceable or void may be severed from the other provisions thereof in order to save those other provisions would be determined by an English court in its discretion;

(i)	any provision in an agreement which seeks to invalidate any further agreement between the parties which is not made in accordance with a specified procedure may not be enforceable;

(j)
where a person's employment rights are deemed to be governed by English law, either by choice of governing law or by virtue of where such person is engaged, any restriction on an employee's ability to leave such employment will be subject to the law concerning restraint of trade and will be largely unenforceable;

(k)
any determination or certificate made or given pursuant to any provision of any of the Transaction Documents which provides for such determination or certificate to be final, conclusive or binding might be held under English law not to be final, conclusive or binding if such determination or certificate could be shown to have been incorrect, unreasonable or arbitrary or not to have been given or made in good faith;

(l)
an English court may not accept jurisdiction, for example because it considers that it is an inconvenient forum, or may stay proceedings, for example if concurrent proceedings are being brought elsewhere;

Page No. 5  / China Architectural Engineering, Inc.
29 September 2008

(m)
if an English court accepts jurisdiction, it may have regard to the law of the place of performance of any obligation under the Transaction Documents which is to be performed outside England. It may refer to that law in relation to the manner of performance and the steps to be taken in the event of defective performance. Where any obligations are to be performed or observed in a jurisdiction outside England, they may not be enforceable under English law if and to the extent that such performance or observance would be unlawful, unenforceable or contrary to public policy under the laws of such jurisdiction;

(n)	an English court may not give effect to a purported obligation to pay another party's litigation cost and may make its own order as to costs;

(o)
whilst English courts would have power to give judgment expressed as an order to pay a currency other than pounds sterling and are normally prepared to do so, they may decline to do so in their discretion and may not enforce the benefit of currency conversion and indemnity clauses;

(p)	the enforcement of the rights and obligations of the parties to the Transaction Documents may be limited by the provisions of English law concerning frustration of contracts;

(q)	we express no opinion as to the tax treatment or consequences of the Transaction Documents or the transactions contemplated by them;

(r)
an election to arbitrate under any of the Transaction Documents would only result in an English court declining jurisdiction and an arbitral tribunal accepting jurisdiction if it is found that such election is valid and effective. An election could result in concurrent proceedings. The ability to elect could be lost if it is not exercised within a certain time;

(s)
the enforcement in an English court of an arbitration award under any of the Transaction Documents would need to comply with the requirements for the recognition and enforcement of arbitration awards under English law including, in particular, the Arbitration Act 1996. If an arbitration award were made, recognition and enforcement could be sought in an English court of such award pursuant to section 66 of that Act where the seat of the arbitration is in London;

(t)
an arbitration award under any of the Transaction Documents or any judgment or order of an English court would only be enforceable outside England to the extent that it complies with the requirements for the recognition and enforcement of arbitration awards, judgments or orders in the relevant jurisdiction; and

(u)
the judgment or order of any court other than an English court would only be enforced by an English court to the extent it is recognised and enforceable in accordance with English private international law.

Page No. 6  / China Architectural Engineering, Inc.
29 September 2008

This opinion is given on condition that it is governed by and shall be construed in accordance with English law and that any action arising out of it is subject to the exclusive jurisdiction of the English courts.

We hereby consent to the filing of this opinion in its full form as an exhibit to the Registration Statement and to the reference to this firm in the related prospectus under the caption “Legal Matters.” In giving our consent we do not thereby admit that we are experts with respect to any part of the Registration Statement, the prospectus or any prospectus supplement within the meaning of the term “expert” as used in Section 11 of the Securities Act or the rules and regulations promulgated thereunder by the Commission, nor do we admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Yours faithfully,

/s/ K&L Gates LLP

K&L Gates LLP